Exhibit 99.2

     The following are estimated amounts, itemized in reasonable detail, of expenses incurred or borne by or for the account of the Province of Manitoba in connection with the sale of the Province’s 4.45% Global Debentures Series FD due April 12, 2010.

Filing Fee		$32,000
Printing Fees		5,000
Listing Fee		8,000
Miscellaneous		109,800

Total	US$	155,000